UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                            ANGLOGOLD ASHANTI LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 ORDINARY SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    035128206
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Nicholas Jordan
                                Company Secretary
                               Anglo American plc
                            20 Carlton House Terrace
                                 London SW1Y 5AN
                                 United Kingdom
                               011-44-20-7698-8888
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 4, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages

                                  SCHEDULE 13D

CUSIP No.  035128 20 6
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS: ANGLO AMERICAN PLC

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: _____________________
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)     [ ]

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION:  England and Wales

--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             NONE
    NUMBER OF           --------------------------------------------------------
     SHARES             8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 132,088,099
      EACH              --------------------------------------------------------
   REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                   NONE
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             132,088,099
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         132,088,099
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)     [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         49.97%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (See Instructions)

         CO
--------------------------------------------------------------------------------


                               Page 2 of 7 Pages

                                  SCHEDULE 13D

CUSIP No.  035128 20 6
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS: ANGLO SOUTH AFRICA CAPITAL (PTY) LTD

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: _____________________
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)     [ ]

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION:  The Republic of South Africa

--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

                             NONE
    NUMBER OF           --------------------------------------------------------
     SHARES             8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 132,088,099
      EACH              --------------------------------------------------------
   REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                   NONE
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             132,088,099
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         132,088,099
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)     [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         49.97%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (See Instructions)

         CO
--------------------------------------------------------------------------------


                               Page 3 of 7 Pages

         This Amendment No. 3 ("Amendment No. 3") amends and supplements the Statement on Schedule 13D, originally filed on November 21, 2003 (as amended prior to the date hereof, the "Schedule 13D"), and amended and supplemented on February 25, 2004 by Amendment No. 1 and on May 10, 2004 by Amendment No. 2. Unless otherwise defined in this Amendment No. 3, the capitalized terms used but not defined herein shall have the meanings assigned to such terms in the
Schedule 13D.

         Since the date of Amendment No. 2, the Reporting Persons have acquired beneficial ownership of 5,817,043 Ordinary Shares.

Item 3.       Source and Amount of Funds or Other Consideration.

         The response set forth in Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:

         "The aggregate consideration paid for the Ordinary Shares the acquisition of which is reported pursuant to Amendment No. 3 is ZAR1,277,070,273.51. The funds for the purchases have been supplied by a subsidiary of Anglo American."

Item 4.       Purpose of the Transaction.

         The response set forth in Item 4 of the Schedule 13D is hereby amended by adding the following sentence at the end of the second paragraph thereof:

         "The Ordinary Shares the acquisition of which is reported pursuant to this Amendment No. 3 were acquired as part of the purchases intended to increase the Reporting Persons' percentage ownership interest in the Ordinary Shares to at least a majority after giving effect to the Ashanti Transaction."

Item 5.        Interest in Securities of the Issuer.

         The response set forth in Item 5(a) of the Schedule 13D is hereby amended by deleting the first paragraph thereof and replacing it with the following:

         "The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 3 are incorporated herein by reference. The Reporting Persons are the sole beneficial owners of 132,088,099 Ordinary Shares representing 49.97% of the Ordinary Shares outstanding as of June 7, 2004 (the "Outstanding Shares")."

         The response set forth in Item 5(c) of the Schedule 13D is hereby amended by adding the following at the end thereof:

         "Attached hereto as Exhibit G is a description of the aggregate daily transactions effected by or on behalf of the Reporting Persons from May 10, 2004 until the date of this Amendment No. 3. Information contained in Exhibit G is incorporated by reference herein.

                               Page 4 of 7 Pages

         Except as disclosed in this Amendment No. 3, none of the Reporting Persons or the Holding Companies nor, to the best of their knowledge, any of the persons listed on Exhibit A has effected any transaction in the Ordinary Shares since May 10, 2004."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The response set forth in Item 6 of the Schedule 13D is hereby amended by deleting the response in its entirety and replacing it with the following:

         "On June 4, 2004, Anglo SA Capital acquired from Lonmin plc 3,500,000 Ordinary Shares at a price of ZAR214.71 per Ordinary Share. The purchase was effected through the JSE Securities Exchange of South Africa. No written agreement was entered into in connection with the purchase of such Ordinary Shares from Lonmin plc. Except as described in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies."

Item 7.       Materials to be Filed as Exhibits.

         The response set forth in Item 7 of the Schedule 13D is hereby amended by adding the following Exhibit G:

Exhibit G       Summary of daily acquisitions of Ordinary Shares effected on behalf of the Reporting Persons during the period from May 10, 2004 until the date of Amendment No. 3.


                               Page 5 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

June 7, 2004                              ANGLO AMERICAN PLC


                                          /s/  Nicholas Jordan
                                          -----------------------------
                                                  Signature



                                          Nicholas Jordan / Company Secretary
                                          -----------------------------------
                                                  Name/Title



Dated:

June 7, 2004
                                          ANGLO SOUTH AFRICA CAPITAL
                                          (PTY) LTD

                                          By:  ANGLO AMERICAN PLC

                                          Pursuant to the Joint Filing Agreement



                                          /s/  Nicholas Jordan
                                          -----------------------------------
                                                   Signature



                                          Nicholas Jordan / Company Secretary
                                          -----------------------------------
                                                   Name/Title



                               Page 6 of 7 Pages

                                                                       EXHIBIT G

            SUMMARY OF DAILY ACQUISITIONS OF ORDINARY SHARES MADE ON
                 BEHALF OF REPORTING PERSONS SINCE MAY 10, 2004

The purchases listed below were made by a broker on behalf of Anglo SA Capital either through the JSE Securities Exchange of South Africa or through the New York Stock Exchange, in which case such purchases were reported in South African Rand through the facilities of the JSE Securities Exchange of South Africa with the purchase price paid by Anglo SA Capital in South African Rand. The amounts set forth below reflect the daily share purchases and average price per Ordinary Share paid in South African Rand by Anglo SA Capital, including commissions and other costs for such shares.

  -----------------------------------------------------------------------------
    Date of Purchase      Number of Shares                Average Price per
                       Purchased on Such Date           Ordinary Share (Rand)
  -----------------------------------------------------------------------------
      May 10, 2004            469,477                           224.24
  -----------------------------------------------------------------------------
      May 11, 2004            199,900                           222.10
  -----------------------------------------------------------------------------
      May 25, 2004            262,215                           229.14
  -----------------------------------------------------------------------------
      May 26, 2004            269,483                           230.23
  -----------------------------------------------------------------------------
      May 27, 2004            234,300                           233.34
  -----------------------------------------------------------------------------
      May 28, 2004            210,100                           231.37
  -----------------------------------------------------------------------------
      May 31, 2004             11,000                           228.99
  -----------------------------------------------------------------------------
      June 1, 2004            214,000                           224.95
  -----------------------------------------------------------------------------
      June 2, 2004            238,000                           225.26
  -----------------------------------------------------------------------------
      June 3, 2004            200,568                           221.89
  -----------------------------------------------------------------------------
      June 4, 2004              8,000                           216.80
  -----------------------------------------------------------------------------

In addition, on June 4, 2004, Anglo SA Capital acquired from Lonmin plc 3,500,000 Ordinary Shares at a price of ZAR214.71 per Ordinary Share. The purchase was effected through the JSE Securities Exchange of South Africa.


                               Page 7 of 7 Pages